

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 5, 2011

Deric Haddad
Chairman and CEO
IVT Software, Inc.
3840 South Water St.
Pittsburgh, PA 15203

> **Re: IVT Software, Inc.**
> **Form 8-K/A**
> **Filed March 29, 2011**
> **File No. 000-53437**

Dear Mr. Haddad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Plan of Operations, page 23

1.  Please update your disclosure to reflect that the first tranche was not released March 1, 2011 and explain the reasons why and your current expectations, including whether any commitment has been made.

Liquidity and Capital Resources, page 26

2.  We are unable to locate any disclosure responsive to comment six in our letter dated March 17, 2011. Please discuss your reliance on related party loans to fund your operations in 2010, including payroll expenses, and the reasons why you needed this funding. Clarify whether your expressed belief that you have sufficient funding assumes you will be able to continue to rely on related party loans.

Derric Haddad
IVT Software, Inc.
April 5, 2011
Page 2

Security Ownership of Certain Beneficial Owners and Management, page 27

3.	The ownership percentages for Mr. Jacobs, Mr. Wylie and Mr. Habib appear to be miscalculated.  Please revise.

4.	We note that the shares beneficially owned by Mr. Peter Habib include shares underlying warrants.  However, you have disclosed elsewhere that these warrants will not be issued until after the forward split.  Please revise your footnote to explain this.  Also explain that the 316,096 underlying shares disclosed do not include all shares underlying warrants due to the ownership limitation provision of the warrants. Disclose the total number of shares underlying warrants held by Mr. Habib.

Certain Relationships and Transactions, page 31

5.	We note your revised disclosure that the September loan of $100,000 by Deric and Heather Haddad is payable on March 15, 2011.  Disclose here and in your Management's Discussion and Analysis whether the company repaid the loan or whether the loan is in default.

6.	Please explain the reasons for the issuance of Series B warrants to the Habibs.

Warrant Schedule, page 31

7.	It appears that the first table on page 31 under "Warrant Schedule" represents the number of shares issued to each person rather than the number of warrants to be issued to each person.  Please revise as appropriate.  In addition, disclose the meaning of the percentage column in the first table under "Warrant Schedule."

Recent Sales of Unregistered Securities, page 33

8.	Please provide disclosure here and under Item 3.02 of the sale of your shares, Series A warrants and Series B warrants to Messrs. Peter Habib, Joseph Habib, David Habib and Alexander Sanfilippo.

Exhibits

9.	We note your response to comment nine in our letter dated March 17, 2011.  Although we note that there was no additional warrant agreement between the company and the Habib group, please explain whether there were any written agreements between the Habibs/Sanfilippo and the company and/or Mr. Haddad pursuant to which the Habibs/Sanfilippo provided the funding for Mr. Haddad's acquisition of the shell in return for securities.  If so, file the agreements as exhibits.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters.  Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Ethel Schwartz
        Via facsimile: (718) 972-6196